Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com
October 28, 2010
CORRESPONDENCE FILED VIA EDGAR
AND FACSIMILE
Mr. John Dana Brown
Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Re: American Commercial Lines Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 22, 2010
Dear Mr. Brown:
On behalf of American Commercial Lines Inc. (the “Company”), set forth below are responses of the Company to the staff’s letter of comment dated October 27, 2010 related to the above-noted filing of the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2010.
Specific responses to the individual comments are included below. For your convenience, each comment in your letter is repeated in quotations prior to the specific response.
General
1. Comment: “Please explain what consideration you have given to the applicability of Rule 13e-3 to this transaction. We note in this regard your disclosure on pages 48 and 49 regarding the conversion of options and restricted stock units held by employees at or above the vice president level into those of Parent. We also note on page 50 that it would “not be unexpected” that some members of your management team will enter into arrangements, agreements or understandings regarding employment with, equity purchase of, or equity participation in Parent. While we acknowledge that your disclosure states that management

American Commercial Lines Inc.
October 28, 2010

have not yet entered into any such agreements “except as described above,” nevertheless such arrangements could result in potential application of the Rule.”
Response:
The Company and Finn Holding Corporation (“Acquirer”) have considered the applicability of Rule 13e-3, the staff’s analysis in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000 (the “Outline”) and the staff’s guidance in Compliance & Disclosure Interpretations 201.01, 201.05 and 201.06, to the proposed merger among the Company, Acquirer and Finn Merger Corporation (“Merger Sub”)(the “Merger”). Based on that analysis and guidance, as further described below, we do not believe that (i) the Merger constitutes a “Rule 13e-3 transaction” within the meaning of Rule 13e-3, (ii) Acquirer is an affiliate of the Company, or (iii) the Subject Executives (defined below) are affiliates of Acquirer. Accordingly, we do not believe that Acquirer or the Subject Executives are Schedule 13E-3 filing persons in connection with the Merger and Rule 13e-3 is inapplicable to the Merger. As used in this response letter, the term “Subject Executives” means the officers of the Company at the Company’s internal level 16 or above (i.e. vice president level or above, consisting of 12 senior executives) whose unvested options and restricted stock units may, at Acquirer’s option, become options and restricted stock units in Acquirer.
Rule 13e-3 defines a “Rule 13e-3 transaction”, among other things, as a purchase of any equity security, or tender offer for any equity security, made by the issuer of such security or by an affiliate of such issuer that has a Rule 13e-3 effect. The rule further defines an “affiliate” of the issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” We note that the element of “control” that is fundamental to the concept of “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances. Based on the analysis below, we do not believe the facts and circumstances related to the Merger lead to the conclusion that Acquirer is an affiliate of the Company or that the Subject Executives are affiliates of Acquirer such that the Merger would constitute a Rule 13e-3 transaction.
First, we do not believe Acquirer is an affiliate of the Company. Acquirer and its affiliated sponsor, an investment fund of Platinum Equity, do not (i) hold any Company equity securities, (ii) have any representation on the Company board of directors (or the right to appoint any representatives to the board of directors), (iii) have any other relationship that is indicative of control of, or common control with, the Company, or (iv) have any pre-existing relationship with the Company prior to commencement of negotiations for the Merger.
Further, we do not believe that Acquirer should be considered an affiliate of the Company due to any proposed future relationship with the Subject Executives. As described in the Outline and as further reflected in Compliance & Disclosure Interpretation 201.05, the key question is whether members of management of the issuer can be considered to be affiliates of the purchaser and hence on “both sides of the transaction,” making the purchaser also an

American Commercial Lines Inc.
October 28, 2010

affiliate of the issuer. As stated in the Outline, “[a]n important aspect of the staff’s analysis was that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to “control” the surviving company.” The Staff, in its Compliance & Disclosure Interpretation 201.01, suggested consideration of the following factors in determining whether a Schedule 13E-3 filing is required when there is continuity of management: (A) increases in consideration to be received by management, (B) alterations in management’s executive agreements favorable to such management, (C) the equity participation of management in the acquirer, and (D) the representation of management on the board of directors of the acquirer. For the reasons outlined below, we do not believe that the Subject Executives are affiliates of Acquirer because they do not control Acquirer, and Acquirer is not under common control with the Company.
A. No Increase in Consideration to the Subject Executives.
None of the Subject Executives will hold any shares of the Company after consummation of the Merger. All shares of the Company held by the Subject Executives upon closing of the Merger will, assuming approval of the Merger by Company stockholders, be exchanged for the same consideration that all other stockholders will receive in the Merger. There are no current plans or arrangements under which Subject Executives will receive additional consideration or remuneration from Acquirer in connection with the Merger or otherwise.
B. No Agreements With Acquirer.
The Subject Executives have not entered into any agreements, arrangements or understandings with Acquirer. In fact, prior to the stockholders meeting, the Merger Agreement prohibits Acquirer from entering into any agreement, arrangement or understanding (even on an informal and/or non-binding basis) with any director or officer of the Company relating to (a) the Merger Agreement, investment to be made in, or contributions to be made to, Acquirer or (b) the post-closing operations or business of the Company (including as to continuing employment.) Further, the Subject Executives were not parties to the negotiations with Acquirer that led to the execution of the Merger Agreement, which was conducted by a Committee of the Board of Directors consisting solely of independent directors.
C. No Material Acquirer Equity Ownership by the Subject Executives.

•	None of the Subject Executives individually, nor the Subject Executives taken as a whole, will hold a material amount of equity in Acquirer. As described in the Proxy Statement, the unvested options and restricted stock units held by the Subject Executives may be converted, at Acquirer’s option, into unvested options and restricted stock units in Acquirer subject to their original vesting schedules. This substitution/assumption is pursuant to the terms and conditions of the existing option and restricted stock unit awards and action by the Company’s board of directors pursuant to the terms of those existing awards, to provide for substitution of those awards. The substitute awards do not represent equity in the Acquirer but instead represent the right to receive equity if and when earned through the vesting provisions of the awards. No agreements or arrangements were entered into by or between the Subject Executives and Acquirer. If one assumed full vesting of all Company options

American Commercial Lines Inc.
October 28, 2010

and restricted stock unit awards set forth in the table on page 49 of the Proxy Statement, the Subject Executives, as a whole, would hold less than 3% of the equity securities of Acquirer. The Subject Executives will not be granted or acquire any other securities of Acquirer as a result of the Merger. In addition, under the terms of the Merger Agreement, as described in the Proxy Statement, the Acquirer may elect to cash-out unvested options and restricted stock units held by the Subject Executives. If the Acquirer elects to cash-out the unvested options and restricted stock units held by the Subject Executives, the Subject Executives would receive the same cash consideration as other stockholders of the Company and would not hold equity securities of the Acquirer as a result of the Merger.
•	Acquirer has informed the Company that it intends to provide the Subject Executives with economic benefits that mirror equity participation. While the exact terms of the participation plan have not yet been determined by Acquirer, and they have not yet been discussed with the Subject Executives, Acquirer expects the economic benefit provided under the plan would in no event be greater than 10% of the gain, if any, that could be recognized by stockholders of Acquirer in the future. For the avoidance of doubt, this plan would not provide the Subject Executives with any voting rights or other rights providing for any control of Acquirer or the surviving company.
•	Accordingly, the Subject Executives will not have a material equity ownership interest in Acquirer or the surviving company.
D. No Control of Surviving Company by the Subject Executives.
Following the consummation of the Merger, the surviving company will be a wholly-owned indirect subsidiary of Acquirer and will be controlled by Acquirer. While each Subject Executive who remains employed by the Company in a management capacity may be involved in corporate affairs or manage designated corporate areas or operations of the Company after the Merger, each such Subject Executive will be subject to the direction of Acquirer’s board of directors and will serve at the pleasure of the Board. In the Rule 13e-3 adopting release
(34-16075, August 2, 1979), the Commission indicated that it would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement. Importantly, no Subject Executive is being considered to serve on the board of directors of Acquirer.
Based on the foregoing, we therefore respectfully submit that Rule 13e-3 is not applicable to the Merger and does not require the Acquirer or the Subject Executives to be treated as Schedule 13E-3 filing persons.
2. Comment: “It appears from the “Financing of the Merger” discussion beginning on page 45 that the acquirer’s financing is not assured. To the extent that consideration to security holders may consist wholly of cash, please revise to provide the information for the acquiring company pursuant to Instruction 2(a) to Item 14 of Schedule 14A. Alternatively, we note on pages 48 and 49 that the acquirer may convert employee options and restricted stock units into those of Acquirer. To the extent that the consideration offered to security holders may consist of a combination of cash and securities exempt from registration under the Securities Act of 1933, please revise to provide the information for the acquiring company pursuant to Instruction 3 to Item 14 of Schedule 14A.”
Response:
In response to the staff’s comment, the Company respectfully submits that in accordance with Instruction 2(a) to Item 14 of Schedule 14A, the financial information required by Item 14(c)(1) of Schedule 14A about Acquirer and Merger Sub is not required because it is not material to an informed voting decision of the stockholders of the Company as the financing for the Merger is “assured” for purposes of such Instruction.

American Commercial Lines Inc.
October 28, 2010

Instruction 2(a) to Item 14 of Schedule 14A states, in relevant part, that in transactions in which the consideration offered to security holders consists wholly of cash, as in the Merger, the information required by Item 14(c)(1) of Schedule 14A “need not be provided unless the information is material to an informed voting decision (e.g. the security holders of the target company are voting and financing is not assured).”
First, as described in the Proxy Statement, the closing of the Merger is not subject to a financing condition. Under the Merger Agreement, the failure of the sole stockholder of Acquirer (“Intermediate Holdco”) to obtain sufficient financing is likely to result in the failure of the Merger to be completed, in which case Acquirer may be obligated to pay the termination fee described in the Proxy Statement. That obligation is guaranteed by the guarantor referred to below.
Second, as discussed in the section entitled “Financing of the Merger” beginning on page 45 of the Proxy Statement, Intermediate Holdco has obtained a binding commitment letter from Wells Fargo Capital Finance, LLC (“Wells Fargo”), whereby Wells Fargo has agreed to provide in the aggregate up to $550 million in debt financing to Intermediate Holdco (the “Debt Commitment Letter”). Acquirer and Merger Sub also entered into a binding commitment letter with Platinum Equity Capital Partners II, L.P. (the “Guarantor”), an affiliate of Acquirer, to receive an equity commitment for an aggregate investment of up to $500 million (the “Equity Financing Letter” and, together with the Debt Commitment Letter, the “Financing Letters”), which in and of itself is sufficient to pay the merger consideration to stockholders. The financings contemplated by the Financing Letters are subject to certain conditions, as described in the Proxy Statement.
Finally, as evidenced in the Merger Agreement, the Company specifically negotiated for representations from Acquirer and Merger Sub regarding the availability of the funds necessary to perform their respective obligations under the Merger Agreement; validity and enforceability of the Financing Letters; absence of contingencies related to the funding of the financing other than as set forth in the Financing Letters; absence of any default under the Financing Letters; payment of fees under the Financing Letters; and the guarantee delivered to the Company by the Guarantor.
Accordingly, the Company respectfully submits that the financing for the Merger is “assured” for purposes of Instruction 2(a) to Item 14 of Schedule 14A. The funds provided by Wells Fargo and the Guarantor under their respective commitment letters will be sufficient to pay the merger consideration and the fees and expenses of Acquirer and its affiliates related to the Merger. In addition, the Guarantor is affiliated with Platinum Equity, a global M&A&O(R) firm specializing in the merger, acquisition and operation of companies with more than $27.5 billion in aggregate annual revenue at the time of acquisition.

American Commercial Lines Inc.
October 28, 2010

Therefore, for the reasons described above, the Company respectfully submits that the information required by Item 14(c)(1) of Schedule 14A is not required to be disclosed in the Proxy Statement pursuant to the text of Instruction 2(a) to Item 14 of Schedule 14A.
In response to the staff’s comments regarding employee options and restricted stock units, we respectfully direct you to our response to Comments 1 and 3. No Subject Executive that is a stockholder, or any other stockholder of the Company, will receive consideration in the Merger other than cash for the Company stock they own.
3. Comment: “We note the discussion on pages 48 and 49 regarding the conversion of options and restricted stock units held by employees at or above vice president level into those of Parent. Please advise as to your exemption from Securities Act registration for these transactions.
Response:
In response to the staff’s comment, the Company respectfully submits that pursuant to the terms of the equity plans pursuant to which the options and restricted stock units were issued, the Compensation Committee of the Board of Directors of the Company may provide that unvested options and restricted stock units held by employees will be substituted automatically at the effective time for an option or restricted stock unit denominated in shares of Acquirer common stock. No action on the part of the option holder and restricted stock unit holder is required in order for these options and restricted stock units to be substituted. Accordingly, no investment decision is being made by these individuals.
Additionally, the number of Subject Executives whose options and restricted stock units will become options and restricted stock units covering Acquirer stock is twelve. Accordingly, even if this were deemed to be an offer by Acquirer of its equity securities to those twelve individuals, the Acquiror will rely on the exemption under Section 4(2) of the Securities Act of 1933, as amended.
Should you have any other questions, please do not hesitate to contact the undersigned at (212) 918-8270, Michael J. Silver at (410) 659-2741 or Lillian Tsu at (212) 918-3599.

Sincerely,
/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP